May 20, 2011

VIA EDGAR FILING AND OVERNIGHT DELIVERY

Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CAI International, Inc.
Amendment No. 1 to Registration Statement on Form S-3, File No. 333-173540

Dear Ms. Long:

On behalf of CAI International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Registration Statement on Form S-3 as set forth in your comment letter dated May 10, 2011 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the version of the Registration Statement filed with the Commission on April 15, 2011.

The responses set forth herein are based on information provided to this firm by the Company and/or the selling stockholders. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.

Mr. Pamela A. Long

U.S. Securities and Exchange Commission

May 20, 2011

General

1.	We note the reference to preferred share purchase rights in footnote (2) to the calculation of registration fee table. Please register the rights as a separate security. For guidance, you may wish to refer to Question 116.16 in the Securities Act Forms section of our “Compliance and Disclosure Interpretations” available on the Commission’s website.

RESPONSE: There is no need for the reference and in the Amendment we have deleted the reference to the preferred share purchase rights in footnote (2) of the registration fee table.

2.	We note the disclosure under “Conversion rights” on page 24 that the convertible debt securities are convertible into common stock or “other securities.” Please confirm that any other securities into which the convertible debt securities are convertible are being registered under this registration statement.

RESPONSE: We confirm that any other securities into which the convertible debt securities are convertible are being registered under this registration statement.

Exhibit 5.1

3.	Please provide written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions, including judicial decisions interpreting those laws.

RESPONSE: We confirm that counsel concurs with your understanding.

The Company specifically waives the provisions of Section 8(a) of the Securities Act of 1933, as amended, (the “Securities Act”) concerning the effective date of the Registration Statement. As a point of reference, however, we wish to advise you on behalf of the Company that the Company will be requesting acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, as amended, as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461 under the Securities Act, such requests may be made either in writing or orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act in connection with requests for acceleration.

Mr. Pamela A. Long

U.S. Securities and Exchange Commission

May 20, 2011

If you have any further comments or questions regarding this letter, please contact me at (303) 291-2314.

Very truly yours,

/s/ Sonny W. Allison

Sonny W. Allison

cc:	Edward M. Kelly, U.S. Securities and Exchange Commission (w/o enclosures)
Dietrich A. King, U.S. Securities and Exchange Commission (w/o enclosures)
Masaaki Nishibori, CAI International, Inc.
Victor M. Garcia, CAI International, Inc.
Timothy B. Page, CAI International, Inc.
Nadine Teixeira, CAI International, Inc.
Edward J. Wes, Jr., Perkins Coie LLP